Approval of Investment Advisory Agreements

The Investment Company Act of 1940, as
amended (the 1940 Act), requires that the
initial approval of, as well as the continuation of,
any investment advisory agreement for an
investment company be specifically approved by:
(i) the vote of the board of trustees of the
company or by a vote of the shareholders of the
company; and (ii) the vote of a majority of the
trustees who are not parties to the investment
advisory agreement or interested persons (as
defined under the 1940 Act) of any party to the
investment advisory agreement (the Independent
Trustees), cast in person at a meeting called for
the purpose of voting on such approval. In
connection with its consideration of such
approvals, the board of trustees must request and
evaluate, and the investment adviser is required
to furnish, such information as may be
reasonably necessary to evaluate the terms of the
investment advisory agreement. In addition, rules
under the 1940 Act require an investment
company to disclose in its shareholder reports the
material factors and the conclusions with respect
thereto that formed the basis for the boards
approval of an investment advisory agreement.

During the period covered by this report, the Board of Trustees (the Board) of Exchange
Listed Funds Trust (the Trust) called and held meetings on December 19, 2014 and January 22,
2015 to consider whether to approve the
following agreements (collectively, the
Agreements):

*	an Interim Advisory Agreement between
Exchange Traded Concepts, LLC (the
Adviser) and the Trust, on behalf of the Horizons S&P 500 Covered Call ETF
(the Fund);

*	a New Advisory Agreement between the
Adviser and the Trust, on behalf of the
Fund;

*	an Interim Sub-Advisory Agreement
between the Adviser and Horizons ETFs
Management (USA) LLC (the Sub-
Adviser) with respect to the Fund; and

*	a New Sub-Advisory Agreement between
the Adviser and the Sub-Adviser, with
respect to the Fund.

On January 15, 2015, Yorkville ETF Holdings,
LLC (Yorkville), the Advisers parent company, underwent a change in control (the
Transaction).  Under the 1940 Act, the
Transaction resulted in a change in control of the Adviser. Section 2(a)(4) of the 1940 Act provides that a change in control of an investment adviser causes an assignment of that advisers investment advisory contracts, and
Section 15(a) of the 1940 Act provides that an investment advisory contract must automatically terminate upon its assignment. Accordingly, the Transaction resulted in the automatic termination of the investment advisory agreement pursuant to which the Adviser had previously provided investment advisory services to the Fund (the
Old Advisory Agreement). The Transaction also resulted in the automatic termination of the sub-advisory agreement between the Adviser and the Sub-Adviser, with respect to the Fund (the
Old Sub-Advisory Agreement and, together with the Old Advisory Agreement, the Old
Agreements).

In anticipation of the Transaction, at a special in-person meeting held on December 19, 2014 ( the December 19 Meeting), the Board, including a majority of the Independent Trustees, approved an interim investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser (the Interim Advisory Agreement) and an interim sub-advisory agreement between the Adviser and the Sub-Adviser, with respect to the Fund (the Interim Sub-Advisory Agreement and, together with the Interim Advisory
Agreement, the Interim Agreements).  As
permitted by the 1940 Act, the Adviser and Sub-
Adviser continued serving as investment adviser and sub-adviser, respectively, to the Fund upon completion of the Transaction pursuant to the Interim Agreements.

The Interim Advisory Agreement has the same advisory fee rate as the Old Advisory Agreement and is otherwise the same in all material respects as the Old Advisory Agreement, except that, as required by the 1940 Act, the Interim Advisory
Agreement has a term of up to 150 days and requires that compensation payable to the Adviser be kept in an escrow account pending shareholder approval of a new advisory agreement. If a new advisory agreement is not approved by Fund shareholders, the Adviser will be entitled to be paid the lesser of any costs incurred in performing under the Interim
Advisory Agreement and the total amount in the escrow account. A new advisory agreement between the Trust, on behalf of the Fund, and the Adviser (the New Advisory Agreement) requires shareholder approval, without which the Adviser will not be able to continue serving as investment adviser once the Interim Advisory
Agreement expires. At a special in-person meeting held on January 22, 2015 (the January
22 Meeting), the Board, including a majority of the Independent Trustees, approved the New
Advisory Agreement and recommended that it be submitted to Fund shareholders for approval.
The New Advisory Agreement is the same in all material respects as the Old Advisory Agreement.
The Adviser has informed the Board that no changes are planned to the management or operations of the Adviser as a result of the Transaction and that the services provided by the Adviser to the Fund will not be affected by the Transaction.

The Interim Sub-Advisory Agreement has the same sub-advisory fee rate as the Old Sub-
Advisory Agreement and is otherwise the same in all material respects to the Old Sub-Advisory
Agreement, except that, as required by the 1940
Act, the Interim Sub-Advisory Agreement has a term of up to 150 days. The Board, at the recommendation of the Adviser, determined to approve a new sub-advisory agreement between the Adviser and the Sub-Adviser, on behalf of the Fund (the New Sub-Advisory Agreement and, together with the New Advisory Agreement, the New Agreements). The New Sub-Advisory
Agreement requires shareholder approval in order to enable the Fund to continue to be managed in a manner that is substantially similar to the management of the Fund prior to the Transaction.
At the January 22, 2015 Meeting, the Board, including a majority of the Independent Trustees, approved the New Sub-Advisory Agreement and recommended that it be submitted to Fund shareholders for approval. The terms of the New
Sub-Advisory Agreement are substantially similar to the Old Sub-Advisory Agreement.

In determining to approve the Interim Agreements, the Board took into account that it was approving agreements of limited duration and that the Board would have an opportunity to consider new investment advisory and sub-advisory agreements at a meeting to be scheduled in the near future.
The Board noted that those new agreements would be submitted to shareholders for approval.
The Board also took into consideration that the terms of Interim Agreements were substantially identical to the terms of the Old Agreements, including that there was no change in the compensation to be paid thereunder. The Board noted that the key differences between the Old
Agreements and the Interim Agreements were those resulting from compliance with an SEC rule regarding interim advisory agreements, including the duration of each Interim Agreement and, with respect to the Interim Advisory Agreement, the requirement that fees be held in an escrow account pending shareholder approval of the New Advisory Agreement. The Board considered that the Adviser and the Sub-Adviser have been managing the Funds since they commenced operations. The Board also considered the representations made by the Adviser that there would be no change in the scope or quality of services to be provided by it as a result of the Transaction. The Board further noted that the Transaction did not involve the Sub-Adviser and that, consequently, the Sub-
Adviser was expected to continue providing services of the same nature, level, and quality as it had provided before the Transaction. In their deliberations on the Interim Agreements, the Board did not identify any single piece of information that was all-important, controlling, or determinative of its decision.

With respect to the New Agreements, prior to the January 22 Meeting, the Board, including the
Independent Trustees, reviewed written materials from the Adviser and the Sub-Adviser regarding:
(i) the nature, extent and quality of the services to be provided by the Adviser and the Sub-Adviser;
(ii) the historical performance of the Fund; (iii) the Adviser and the Sub-Advisers expected cost and profits realized from providing such services, including any fall-out benefits enjoyed by the Adviser, the Sub-Adviser, or their affiliates; (iv) comparative fee and expense data for the Fund;
(v) the extent to which the advisory and sub-advisory fees for the Fund reflect economies of scale shared with Fund shareholders; and (vi) other factors the Board deemed to be relevant. In its deliberations regarding the New Agreements, the Board did not identify any single piece of information discussed below that was all-important, controlling, or determinative of its decision.

Nature, Extent and Quality of Services Provided.
The Board considered the Adviser and the Sub-
Advisers specific responsibilities in all aspects of day-to-day management of the Fund, such as providing portfolio investment management services, and the qualifications, experiences and responsibilities of the portfolio manager. The
Board noted that the services to be provided under the New Agreements were identical in all material respects to those services provided under the Old Agreements and the Interim Agreements.
In particular, they noted that the Adviser has served as the Funds investment adviser since its inception.
The Board considered the Advisers experience working with ETFs, including the Fund and series of other Trusts managed by the Adviser. The
Board considered the quality of the Adviser and the Sub-Advisers compliance infrastructure and the determination of the Trusts Chief Compliance
Officer that the Sub-Adviser has appropriate compliance policies and procedures in place.
The Board noted that it had previously received a copy of the Adviser and the Sub-Advisers registration form (Form ADV), as well as the responses of the Adviser and the Sub-Adviser to a detailed series of questions which included, among other things, information about the background and experience of each firms management and staff. The Board also considered the overall quality of the Adviser and the Advisers personnel, operations, financial condition, and investment advisory capabilities.
The Board considered other services provided to the Fund by the Adviser, such as overseeing the activities of the Sub-Adviser and monitoring compliance with various Fund policies and procedures and with applicable securities regulations. Based on the factors above, as well as those discussed below, the Board concluded that it was satisfied with the nature, extent and quality of the services to be provided to the Fund by the Adviser and the Sub-Adviser.
Historical Performance. The Board then
considered the past performance of the Fund.
The Board noted that the index-based investment objective of the Fund made analysis of investment performance, in absolute terms, less of a priority than that which normally attaches to the performance of actively managed funds.
Instead, the Board focused on the extent to which the Fund achieved its investment objective as a passively managed fund. In that regard, the Board reviewed information regarding factors impacting the performance of the Fund, including the construction of its underlying indices and the addition or deletion of securities from the underlying indices. The Board reviewed the information regarding the Funds index tracking and tracking error, noting that the Fund satisfactorily tracked its underlying index.

Costs of Services Provided and Economies of
Scale. The Board reviewed the advisory and sub-advisory fees to be paid to the Adviser and the Sub-Adviser for their services to the Fund under the New Agreements. The Board compared the advisory fee to be paid by the Fund to those paid by comparable funds. The Board noted that the Funds advisory fees were consistent with the range of advisory fees paid by other peer funds.

The Board noted that the advisory fee payable under the New Advisory Agreement was identical to the advisory fee paid under the Old Advisory
Agreement. The Board took into consideration that the advisory fee for the Fund was a unified fee, meaning that the Fund would pay no expenses other than certain excluded expenses.
The Board noted that the Adviser would be responsible for compensating the Trusts other service providers and paying the Funds other expenses out of its own fee and resources. The
Board noted that the Funds sub-advisory fees were identical to the sub-advisory fees paid under the Old Sub-Advisory Agreement. The Board considered that the fees to be paid to the Sub-
Adviser would be paid by the Adviser, not by the Fund, and noted that the fee reflected an arms-length negotiation between the Adviser and the Sub-Adviser. The Board further determined that the fee reflected an appropriate allocation of the advisory fee paid to the Adviser given the work performed by each firm. The Board concluded that the proposed sub-advisory fee was reasonable.

The Board considered the costs and expenses incurred by the Adviser and the Sub-Adviser in providing advisory services, evaluated the compensation and benefits expected to be received by the Adviser and the Sub-Adviser from their relationship with the Fund, and performed a profitability analysis with respect to the Fund. The Board concluded for the Fund that the advisory and sub-advisory fees appeared reasonable in light of the services rendered. In addition, the Board considered for the Fund whether economies of scale had been realized.
The Board concluded that no significant
economies of scale have been realized by the Fund and that the Board will have the opportunity to periodically reexamine whether such economies have been achieved.

Conclusion. No single factor was determinative of the Boards decision to approve the New
Agreements on behalf of the Fund; rather, the Board based its determination on the total mix of information available to it. Based on a consideration of all the factors in their totality, the Board, including a majority of the Independent Trustees, determined that the New
Agreements, including the compensation payable under the agreements, was fair and reasonable to the Fund. The Board, including a majority of the Independent Trustees, therefore determined that the approval of the New Agreements was in the best interests of the Fund and its shareholders.




DB3/200298089.1

DB3/200298089.1